BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2s

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general the commencement of an offer to purchase for cash 4.875% Senior Notes due 2030 (“Notes” and “Tender Offer”, respectively).

The Tender Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated June 2, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) for the consideration indicated below and as described in the Offer to Purchase. The Tender Offer is not contingent upon the tender of any minimum principal amount of Notes, but BRF’s obligation to complete the Tender Offer is conditioned on the total purchase price for the Tender Offer not exceeding one hundred and eighty million U.S. dollars (US$180,000,000.00), including any applicable Tender Consideration and Early Tender Premium (as defined in the Offer to Purchase), but excluding the aggregate amount of Accrued Interest (as defined in the Offer to Purchase).

The table below summarizes certain terms and conditions of the Tender Offer.

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding	Maximum Amount(3)	Tender Consideration(1)	Early Tender Premium(1)	Total Consideration(1)(2)
4.875% Senior Notes due 2030	10552T AG2 / P1905CJX9	US10552TAG22 / USP1905CJX94	U.S.$750,000,000	U.S.$180,000,000	U.S.$1,017.50	U.S.$30	U.S.$1,047.50

(1)	The amount to be paid for each U.S.$1,000 principal amount of 2030 Notes validly tendered and accepted for purchase, excluding Accrued Interest on the 2030 Notes to the applicable Settlement Date (as defined in the Offer to Purchase).
(2)	The Total Consideration equals the Tender Consideration plus the Early Tender Premium.
(3)	The Maximum Amount equals a total purchase price, including any applicable Tender Consideration and Early Tender Premium) but excluding any applicable Accrued Interest, of U.S.$180.0 million.

The Tender Offer will expire at 11:59 p.m. (New York City time) on June 29, 2021, unless earlier terminated or extended by BRF (such time and date, the “Expiration Date”).

Holders of Notes must validly tender and not validly withdraw their Notes on or prior to the Expiration Date. Validly tendered Notes may be withdrawn in accordance with the terms of the Offer to Purchase at any time prior to the Expiration Date, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Completion of the Tender Offer is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase. BRF has the right, in its sole discretion, to alter or terminate the Tender Offer at any time, subject to applicable law.

This Announcement does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer to Purchase, and the information in this Announcement is qualified by reference to the Offer to Purchase. None of BRF, the dealer managers or the information agent and tender agent makes any recommendation as to whether holders of Notes should tender their Notes pursuant to the Tender Offer.

The Tender Offer is not, and will not be, subject to registration with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários). The Tender Offer may not be executed in Brazil, except in circumstances that do not constitute an unauthorized public offering according to Brazilian laws and regulations.

São Paulo, June 2 , 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.